Exhibit 99.1

GFL Environmental Inc. Announces Quarterly Dividend and Update on Q3 Investor Conference Call

VAUGHAN, ON, October 6, 2022 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that the Board of Directors of the Company has declared a cash dividend of US$0.012 for each outstanding subordinate voting share and multiple voting share of the Company for the third quarter of 2022.

The cash dividend will be paid on October 31, 2022 to shareholders of record at the close of business on October 17, 2022. The Company has designated this dividend as an eligible dividend within the meaning of the Income Tax Act (Canada).

GFL also announced that the Company’s investor conference call related to its 2022 third quarter financial results is being rescheduled to 10:00 am Eastern Time on Thursday, November 3, 2022 (previously 8:30 am Eastern Time).

Dial-in and registration details are unchanged from those previously announced and are reproduced below. Participants who have already pre-registered for the conference call do not need to register again.

A live audio webcast of the conference call can be accessed by logging onto the Company’s Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-844-200-6205 in the United States (access code: 688022) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=19bafd94&confId=42493. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 19,000 employees.

Forward Looking Statements

This release includes certain “forward-looking statements”, which are not guarantees or assurances of future performance. Because forward-looking statements are related to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. The declaration, timing, amount and payment of any future dividends remains at the discretion of GFL’s Board of Directors.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com